WOODSIDE
AUSTRALIAN ENERGY

02 MAR 13 AM 8:45

29 January 2002

02015811

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
**United States of America**

SUPPL

Dear Sir/Madam,

**RE: EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfied-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 29 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

dw 3/13

29 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
**United States of America**

Dear Sir/Madam,

**RE: EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfied-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 29 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ______________________

Dated ______________________

**WOODSIDE PETROLEUM LTD.**
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

29 January 2002

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**WA-271-P**
**ENFIELD-4**

Woodside Petroleum Ltd., Operator of the WA-271-P Permit, reports that on 29 January 2002 the Enfield-4 appraisal well was at a depth of 2240 metres and perforating guns were being run prior to conducting a production test.

Since the last report, the wireline logging program at total depth was completed and the seven inch liner was set.

A preliminary evaluation of wireline log data indicates that a gross oil-bearing interval of 18.1 metres was intersected within Macedon Sandstone.

All reported depths are measured with reference to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary